SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4) of the
Securities Exchange Act of 1934

Amendment No. 4

iPCS, Inc.

(Name of Subject Company)

iPCS, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

44980Y305

(CUSIP Number of Class of Securities)

Brian J. O’Neil

Senior Vice President, General Counsel and Secretary

1901 North Roselle Road

Schaumburg, Illinois 60195

(847) 885-2833

(Name, address and telephone number of person

authorized to receive notices and communications on

behalf of the person(s) filing statement)

With copies to:

Paul W. Theiss, Esq.

William R. Kucera, Esq.

Bruce F. Perce, Esq.

Mayer Brown LLP

71 South Wacker Drive

Chicago, Illinois 60606

(312) 782-0600

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 to the Solicitation/Recommendation Statement on Schedule 14D-9 (this “Amendment”), filed with the Securities and Exchange Commission (the “SEC”) on November 25, 2009, amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Statement”) filed with the SEC on October 28, 2009 by iPCS, Inc. (the “Company”), a Delaware corporation.

The Statement relates to the offer by Ireland Acquisition Corporation (“the Purchaser”), a Delaware corporation and a wholly-owned subsidiary of Sprint Nextel Corporation, a Kansas corporation (“Sprint Nextel” or “Parent”), to purchase all of the issued and outstanding shares of Common Stock, par value $0.01 per share, of the Company (each, a “Share”), for $24.00 per Share, in cash to the seller without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 28, 2009 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, each as may be amended or supplemented from time to time, collectively constitute the “Offer”). The Offer is further described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and the Purchaser with the SEC on October 28, 2009. A copy of each of the Offer to Purchase and the Letter of Transmittal are attached as Exhibit (a)(1)(A) and Exhibit (a)(1)(B), respectively, to the Schedule TO, and each is incorporated herein by reference.

The information set forth in the Statement remains unchanged and is incorporated herein by reference, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used, but not defined, in this Amendment have the meanings ascribed to them in the Statement.

Item 8. Additional Information.

“Item 8 — Additional Information — FCC and West Virginia Public Service Commission Approvals — FCC” of the Statement is hereby amended and supplemented by adding the following new paragraph after the second paragraph thereof:

On November 24, 2009, the FCC approved the application of the Company and the Purchaser for the transfer of control of the Company’s FCC license.  Accordingly, the FCC License Transfer Condition has been satisfied.

“Item 8 — Additional Information — FCC and West Virginia Public Service Commission Approvals — West Virginia Public Service Commission Approval” of the Statement is hereby amended and supplemented by adding the following new paragraph after the first paragraph thereof:

On November 23, 2009, the Public Service Commission of West Virginia granted the joint petition of the Company and Parent for prior consent and approval of the acquisition and ownership of the Company by Parent. Accordingly, as no other state public service commission approvals (“PSC Approvals”) are required as a result of the transactions contemplated by the Merger Agreement, the condition to the Purchaser’s obligation to accept for payment and pay for the Shares pursuant to the Offer that all PSC Approvals shall have been obtained has been satisfied.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

iPCS, Inc.

Date: November 25, 2009

	By:	/s/ Brian J. O’Neil
	Name:	Brian J. O’Neil
	Title:	SVP, General Counsel and Secretary

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